UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

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Commission File Number: 001-36430

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Tuniu Corporation

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Explanatory Note

This current report on Form 6-K was furnished in connection with a change of board members. Mr. Weijun Li resigned as a director of Tuniu Corporation (the “Company”) due to his personal reasons, effective April 21, 2020. The board of the Company (the “Board”) approved his resignation. The Company is grateful to Mr. Li for his valuable contributions. On April 21, 2020, the Board appointed Mr. Kun Li as a new director of the Company to take the vacancy as a result of Mr. Weijun Li’s resignation.

Mr. Kun Li currently serves as the vice general manager of asset management in HNA Tourism & Hospitality business unit. Mr. Li joined HNA Group in July 2013 and has previously served as president of HNA Tourism Innovation Ventures, deputy director of the investment committee in HNA’s Travel Innovation Platform and general manager of strategic coordination in HNA Hotels and Resorts. Mr. Li has extensive experience in the fields of tourism and investment. Mr. Li received a master's degree in financial modeling from University of Glasgow in November 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation
By:	/s/ Maria Yi Xin
Name:	Maria Yi Xin
Title:	Chief Financial Officer

Date: April 21, 2020